SCHEDULE 14A
                                 (Rule 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.                 )

Filed by the Registrant  |_|
Filed by a Party other than the Registrant  |X|

Check the appropriate box:
|X|  Preliminary Proxy Statement                 |_|      Confidential, For Use
                                                          of the Commission Only
                                                          (as permitted by
                                                          Rule 14a-6(e) (2))

|_|  Definitive Proxy Statement
|_|  Definitive Additional Materials
|_|  Soliciting Material Pursuant to Rule 14a-11 (c) or Rule 14a-12

                  Metromedia International Group, Inc.
--------------------------------------------------------------------------------
(Name of Registrant as Specified in Its Charter)

Elliott Associates, L.P. and Elliott International, L.P.
--------------------------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment  of Filing Fee (Check the appropriate box): |X| No fee required.
         |_| Fee computed on table below per Exchange Act Rules 14a-6(i) (1) and 0-11.

         (1) Title of each class of securities to which transaction applies:

         (2)     Aggregate number of securities to which transaction applies:


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it is determined):
         (4)      Proposed maximum aggregate value of transaction:

         (5)      Total fee paid:

         |_| Fee paid previously with preliminary materials:


         |_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount previously paid:

         (2)      Form, Schedule or Registration Statement no.:

         (3)      Filing Party:

         (4)      Date Filed:

                       2001 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                      METROMEDIA INTERNATIONAL GROUP, INC.

                                [Date of Meeting]
                       --------------------------------------

                           PRELIMINARY PROXY STATEMENT
                                       OF
                            ELLIOTT ASSOCIATES, L.P.
                                       AND
                           ELLIOTT INTERNATIONAL, L.P.


                            --------------------





                                  INTRODUCTION

         This Proxy Statement and BLUE proxy card are being furnished to you in connection with the solicitation of proxies by Elliott Associates, L.P. ("Elliott Associates") and Elliott International, L.P. ("Elliott International"; together with Elliott Associates, the "Concerned Stockholders") to be used at the 2001 Annual Meeting of the stockholders of Metromedia International Group, Inc., a Delaware corporation ("Metromedia" or the "Company"), to be held, according to the Company, at [time], local time, on [date] at [place] and at any adjournments or postponements thereof (the "Annual Meeting"). Promptly after the Company has announced, or informed us of, the date, time and location of the Annual Meeting, we will forward such information to each stockholder entitled to vote at the Annual Meeting.

         At the Annual Meeting, three Class III Directors of Metromedia will be elected for a three-year term expiring at the 2004 annual meeting of the Company's stockholders. We are soliciting your proxy in support of (i) the election of our three nominees (Robert A. G. Monks, John P. M. Higgins and Robert B. Holmes) as Directors of the Company, and (ii) a vote in favor of our two proposals which will (1) amend the Company's By-laws to allow no more than one "inside" director to serve on the Company's Board of Directors (the "Board") (the "Independent Directors Proposal"), and (2) amend the Company's By-laws to allow stockholders owning an aggregate minimum number of shares of the Company's common stock to demand that the Company's Chairman or Vice-Chairman call special meetings of stockholders (the "Stockholder Democracy Proposal"). These two proposals shall be collectively referred to herein as the "Two Stockholder Proposals."

     If elected, Mr. Monks, Mr. Higgins and Mr. Holmes each will support and advocate, consistent with his fiduciary obligations, a program that will include:

o the immediate initiation of a sale or spin-off of the Company's Snapper lawn and garden equipment business;

o negotiating with creditors to allow for the repurchase of Common Stock (as defined below) and the subsequent initiation by the Company of an open market stock buy-back program for up to $40 million in Common Stock;

o the prompt articulation of the Company's future telephony strategy, coupled with the analysis and possible sale or spin-off of Metromedia's cable, radio and/or paging properties; and

o the immediate analysis and, if warranted, coordination of a possible initial public offering, spin-off, joint venture, or sale of the Company's Chinese internet operations.

     Mr. Monks, Mr. Higgins and Mr. Holmes are all committed to maximizing stockholder value by supporting and advocating the plans and proposals described in this proxy statement and making your company's management more responsive to all of its stockholders. Our interest is the same as yours -- to grow the value of each stockholders' investment in Metromedia.

     We have been informed that Metromedia has provided notice to certain parties that the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is March 22, 2001 (the "Record Date"). Nonetheless, the Company has not definitively announced this as the Record Date, and it may be subject to change. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of the Company's common stock, $1.00 par value (the "Common Stock"), held by them on the Record Date. As set forth in the proxy statement of the Company filed with the Securities and Exchange Commission ("SEC") on [date] (the "Company Proxy Statement"), as of the close of business on the Record Date there were [Number] shares of Common Stock issued and outstanding.

     The Concerned Stockholders are first furnishing this Proxy Statement and BLUE proxy card to stockholders on or about May [___], 2001.

     The Company's principal executive offices are located at One Meadowlands Plaza, East Rutherford, New Jersey 07073.

                                    IMPORTANT


     At the Annual Meeting, the Concerned Stockholders are seeking (i) to have you elect Mr. Monks, Mr. Higgins and Mr. Holmes as Class III Directors of the Company, and (ii) to secure your approval of both the Independent Directors Proposal and the Stockholder Democracy Proposal.

     The election of Mr. Monks, Mr. Higgins and Mr. Holmes requires the affirmative vote of the plurality of shares present in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors. Only shares of Common Stock that are voted in favor of a particular nominee will be counted toward such nominee's attaining a plurality of votes. YOUR VOTE IS IMPORTANT. PLEASE ACT TODAY.

     The passage of the Independent Directors Proposal and the Stockholder Democracy Proposal each requires the affirmative vote of a majority of the holders of shares of Metromedia stock entitled to vote in the election of Directors at the Annual Meeting. Only shares of Common Stock that are voted in favor of a particular proposal will be counted toward such proposal's attaining a majority of votes. Practically speaking this means that abstentions and broker non-votes are tantamount to votes against these proposals. It is important that you vote "FOR" each of the Two Stockholder Proposals.


-------------------------------------------------------------------------------
    WE URGE YOU TO SIGN, DATE AND MAIL TODAY THE ENCLOSED BLUE PROXY VOTING "FOR" THE ELECTION OF MR. MONKS, MR. HIGGINS AND MR. HOLMES AND "FOR" THE TWO
                             STOCKHOLDER PROPOSALS.
-------------------------------------------------------------------------------

     A vote FOR Mr. Monks, Mr. Higgins and Mr. Holmes will provide you--the true owners of the Company--with representatives on your company's Board of Directors who are committed to maximizing the value of your stock.

     We urge you NOT to sign any proxy card sent to you by the Company. If you have already done so, you have every right to change your vote and instead vote for the election of Mr. Monks, Mr. Higgins and Mr. Holmes and for our Two Stockholder Proposals simply by doing one of the following:

     (1) Sign, date and mail the enclosed BLUE proxy card, which must be dated after any proxy you may have already submitted to the Company, to us at the following address:

                  Elliott Associates, L.P.
                  c/o Mackenzie Partners, Inc.
                  156 Fifth Avenue
                  New York, New York 10010
                  Telephone: (800) 322-2885
                  Contact:  Lawrence E. Dennedy

                                           - or -

     (2) Vote in person at the Annual Meeting.

     Please call Mackenzie Partners, Inc. (Attn: Lawrence E. Dennedy) toll free at 1-800-322-2885 if you require assistance or have any questions.

See "HOW TO DELIVER YOUR PROXY" below for more information.

REMEMBER, ONLY YOUR MOST RECENTLY DATED PROXY COUNTS.



                                   WHO ARE WE?

         We, the Concerned Stockholders, are institutional investors under common investment management who invest our capital in public and private companies , including a number of companies in the telecommunications industry. Our goals include identifying, creating and increasing stockholder value in each company in which we invest, and we believe our years of investing experience have enabled us to identify companies whose stockholder value has room to grow. We believe Metromedia is clearly such a company. Relying solely on information made public by the Company, we believe that the fair value of Metromedia Common Stock, after the subtraction of debt, may exceed $9.00 per share, based on the implied value of Metromedia's interests in its constituent units. That is why we have undertaken, at our own considerable expense, to solicit your proxies.

         We believe that stockholders like you are the true owners of their companies. So if a company in which we have invested is being poorly managed, we will often try to speak with its management about our concerns. However, when management and/or its Board of Directors refuses to consider our suggestions, or its plans do not adequately address increasing the company's stock price, we are forced to plead our case to our fellow stockholders.

         Our desire to maximize the value of Metromedia's Common Stock has also led us to seek the assistance of Lens Investment Management, LLC, a Maine limited liability company ("Lens") and a stockholder activist specialist. Robert
A. G. Monks, one of our nominees, is currently the Chairman of Lens. Together, the Concerned Stockholders and Lens attempted several times prior to filing a preliminary proxy statement to communicate our concerns to the Company and discuss Metromedia's poor stock performance. The Company was unresponsive.

         After the preliminary proxy statement was filed, representatives of the Concerned Stockholders and Lens did meet with senior management of the Company. That meeting was not productive. Despite expressing sympathy with several of our critiques of the Company, senior management had no solutions or proposals to improve the performance of the Company's stock price. Furthermore, although we were invited to bring potential Board candidates to their attention, the Company thus far has failed to respond to our subsequent written request to add Mr. Monks, Mr. Higgins and Mr. Holmes to the Board. See "Meeting With Metromedia's Management" below for more information.


                      WHY ARE WE MAKING THIS SOLICITATION?

         THE CONCERNED STOCKHOLDERS, CURRENTLY WITH A COLLECTIVE OWNERSHIP OF OVER 3.8% OF METROMEDIA'S COMMON STOCK, ARE PROFOUNDLY CONCERNED BY THE COMPANY'S SEVERELY DEPRESSED STOCK PRICE AND THE DIRECTION IN WHICH THE CURRENT BOARD AND MANAGEMENT IS LEADING THE COMPANY. METROMEDIA'S SEEMING INDIFFERENCE TO STOCKHOLDER CONCERNS MUST END.



                 WHY SHOULD YOU SUPPORT OUR NOMINEES/PROPOSALS?

         We believe Mr. Monks, Mr. Higgins and Mr. Holmes to be experienced and highly qualified nominees who are each committed to maximizing value for ALL Common Stockholders. Our nominees have extensive experience in advocating the interests and rights of stockholders. If elected, they will seek to maximize Metromedia's stockholder value through, among other things, the support of the Independent Directors Proposal and the Stockholder Democracy Proposal. See "ELECTION OF DIRECTORS" below for more information concerning our nominees.

     Mr. Monks, Mr. Higgins and Mr. Holmes take your concerns seriously. They have a history of championing stockholder rights. If elected, Mr. Monks, Mr. Higgins and Mr. Holmes each will support and advocate, consistent with their fiduciary obligations, a program that will include:

A. the immediate initiation of a sale or spin-off of the Company's Snapper lawn and garden equipment business;

B. negotiating with creditors to allow for a repurchase of Common Stock and the subsequent initiation by the Company of an open market stock buy-back program for up to $40 million in Common Stock;

C. the prompt articulation of the Company's future telephony strategy, coupled with the analysis and possible sale or spin-off of Metromedia's cable, radio and/or paging properties; and

D. the immediate analysis and, if warranted, coordination of a possible initial public offering, spin-off, joint venture, or sale of the Company's Chinese internet operations.

     Mr. Monks, Mr. Higgins and Mr. Holmes also would encourage Metromedia's Board of Directors:

(i)     to greatly simplify and clarify the financial statements,

(ii) to insist that management dedicates its full time and best efforts to running this Company, and resign from all other management positions at other companies

(iii) to steer Metromedia on a path that will vigorously pursue Wall Street analyst coverage of Metromedia, and

(iv)    to  implement   protective   measures   that  would  prevent affiliates
        of Metromedia  Company,  including John W. Kluge, the  Chairman  of  the
        Board  of  Metromedia,   and  Stuart Subotnick,  the Vice Chairman,
        Chief Executive Officer and President of Metromedia, from taking Metromedia private to the detriment of ALL Metromedia stockholders.

         Based upon the history of each of our nominees fighting to increase stockholder value while serving on the boards of various companies, we believe that Mr. Monks, Mr. Higgins and Mr. Holmes would be three forceful voices on your Board by encouraging the implementation of all of these plans, which we strongly believe would maximize stockholder value. See "ELECTION OF DIRECTORS" below for more information concerning our nominees.

         The Independent Directors Proposal, upon adoption, immediately amends the Company's By-laws to allow only one insider to serve on the Board, except that existing Directors may serve the remainder of their terms. Despite the Company's public statement that your Board will likely be controlled by a private entity of Mr. Kluge's(1), the adoption of this Proposal will insure that the direction of future operations of Metromedia will be governed by a Board whose loyalties will be to ALL stockholders, not just a few. This means that when Metromedia selects future nominees, it cannot choose insiders allied with the Company or John W. Kluge. Future nominees will need to be independent, and therefore more prone to protect your rights and interests. See the "Inside Directors" discussion in the "Metromedia Is Run Like A Private Company" section of this Proxy Statement.

         The Stockholder Democracy Proposal, upon adoption, immediately amends the Company's By-laws to allow a stockholder or combination of stockholders collectively owning at least 1,500,000 shares of Common Stock to force, by written demand, the Chairman or Vice-Chairman of the Board to call special meetings of stockholders. This changes the current status quo, where the stockholders are powerless to call a meeting. Currently, only the Chairman or Vice-Chairman of the Company can call a meeting. They can ignore the stockholders at their whim.

         The 1,500,000 share threshold in the Stockholder Democracy Proposal eliminates the Company's repeatedly expressed and hollow excuse, namely the concern that giving stockholders the right to call a meeting will allow any stockholder the power to cause a costly meeting to be called, thus wasting Metromedia's money. Holders of 1,500,000 shares have a significant economic interest in not unnecessarily using corporate resources. It is our view that if such a stockholder, or group of stockholders, believes it is important to call a special meeting, such stockholder or group of stockholders, should have that ability. Remember, this is your Company; those are your resources. We trust the stockholders. Why doesn't Metromedia?

         While it is our hope and good faith belief that the election of our nominees, adoption of our Two Stockholder Proposals, and the enactment of our proposals should contribute significantly to the increase of stockholder value, there can be no assurances of such results.



                         WHAT IS WRONG WITH METROMEDIA?

         A.  Abysmal Stock Price Performance Since the Beginning

The numbers tell the story.

o Since November 1995, Metromedia's Common Stock price went from above $18 on its initial trading day down to $1.90 on December 27, 2000. As of May 2, 2001, Metromedia's Common Stock's closing price was $2.88 per share.

o The S&P 500 and the NASDAQ telecom index both increased while Metromedia decreased. The Chart below shows that a $100 invested in Metromedia on November 30, 1995 would be worth, as of April 30, 2001, $15.17, as compared with approximately $224.57 if invested in the S&P 500, and approximately $170.91 if invested in the NASDAQ telecom index.

         Metromedia's current Board has made no progress in increasing the Common Stock price for several years. In fact, the general trend is strongly negative. We are highly confident that Metromedia's poor Common Stock price performance is of great concern to all of Metromedia's stockholders, as it has been to us for some time.

         The Concerned Stockholders have continuously held shares of Metromedia Common Stock since 1998. We currently hold over 3.5 million shares of Common Stock, or approximately 3.8% of the Company. We continue to hold shares of Common Stock because we believe that we have an effective plan to reverse the general downward spiral of the Company's stock price and increase value for all Metromedia's stockholders well beyond its current level. Indeed, we believe the fair value of Metromedia Common Stock, after the subtraction of debt, may exceed $9.00 per share, based on the implied value of Metromedia's interests in its constituent units. In our opinion, the election of Mr. Monks, Mr. Higgins and Mr. Holmes to the Board and the adoption of both of our Two Stockholder Proposals could be key steps to the resurgence of Metromedia's stock price.

         As you can see from the first graph below, from November 30, 1995 to the present, the Company's stock price has declined from a price above $18 to its recent price level below $3.00 per share. This represents a decline of over 83% from November 30, 1995. As of May 2, 2001, Metromedia's closing Common Stock price was $2.88.

         The second graph highlights how poorly Metromedia has performed in comparison to the S&P 500 Index. While Metromedia's stock price is over 83% below where it was in November 1995, the S&P 500 Index has increased over 109% in the same time period. The second graph vividly illustrates that $100 invested in Metromedia on November 30, 1995 would be worth less than $20 today, while $100 invested in the S&P 500 Index at the same time would be worth over $200 today. This is a staggering contrast in performance. In spite of this extremely poor performance, we do not believe that the Board has made a concerted effort to rectify this problem and, in our opinion, does not seem to act as if a problem truly exists.

         You be the judge:

         Graph #1:

                                            Closing Price
                                            of Metromedia
Date                                        Common Stock

30-Nov-95                                   18
29-Feb-96                                   13.75
31-May-96                                   14
30-Aug-96                                   11.25
29-Nov-96                                   12.125
28-Feb-97                                   10
30-May-97                                   10.75
29-Aug-97                                   11.875
28-Nov-97                                   9.75
27-Feb-98                                   11.375
29-May-98                                   13.5
28-Aug-98                                   5.1875
27-Nov-98                                   4.5
26-Feb-99                                   5.8125
28-May-99                                   8.3125
27-Aug-99                                   6.5625
26-Nov-99                                   4.75
25-Feb-00                                   5.875
26-May-00                                   3.875
25-Aug-00                                   4.125
24-Nov-00                                   3.09
23-Feb-01                                   3.15
02-May-01                                   2.88


         Graph #2:


                       Closing Price                       Closing
                       of Metromedia                    Price of S&P
Date                   Common Stock                       500 Index

30-Nov-95               18                                  605.37
29-Feb-96               13.75                               640.43
31-May-96               14                                  669.12
30-Aug-96               11.25                               651.99
29-Nov-96               12.125                              757.02
28-Feb-97               10                                  790.82
30-May-97               10.75                               848.28
29-Aug-97               11.875                              899.47
28-Nov-97               9.75                                955.4
27-Feb-98               11.375                              1049.34
29-May-98               13.5                                1090.82
28-Aug-98               5.1875                              1027.14
27-Nov-98               4.5                                 1192.33
26-Feb-99               5.8125                              1238.33
28-May-99               8.3125                              1301.84
27-Aug-99               6.5625                              1348.27
26-Nov-99               4.75                                1416.62
25-Feb-00               5.875                               1333.36
26-May-00               3.875                               1378.02
25-Aug-00               4.125                               1506.45
24-Nov-00               3.09                                1341.77
23-Feb-01               3.15                                1245.86
02-May-01               2.88                                1267.43


         Most companies today can blame a lagging stock price at least partially on current market conditions. Metromedia cannot. Metromedia's stock price has steadily declined for over five years. Even during the bull market of recent years, nearly everyone else in the media and telecommunications industries benefited except Metromedia's stockholders. Somehow, Metromedia's management could not increase the Company's stock price during that bull market. Are we to believe that now they have the plan and/or intention to increase the Company's stock price?


         B.  Complex Corporate Structure

         We believe that Metromedia's corporate structure is unnecessarily convoluted. The Company owns what we consider to be a disparate and mismatched collection of assets across the globe; specifically, communications assets in Russia, Eastern Europe and China, along with, inexplicably, the Snapper lawn and garden equipment business. In our opinion, this convoluted web of direct and indirect equity interests acts as a barrier to understanding Metromedia.

         Moreover, Metromedia reports these equity interests on both a consolidated as well as an unconsolidated basis, thereby making it even more difficult to understand its financials.

         For example, the Company reported in its 10-K for the year ended December 31, 2000, that:

o Its assets were spread across 53 separate business entities; o 24 of these business entities were consolidated and 29 were not;
o Metromedia owned a different percentage in at least 26 of these entities with such ownership percentages ranging from 25% to 100%;
o The business headquarters of these 53 business entities were located in 20 different countries stretching from the United States to China; and
o These business entities represent seven (7) different industry segments (wireless telephony, fixed and other telephony, internet services, cable television, radio broadcasting, paging, and lawn and garden equipment).

         There is no apparent benefit to the public stockholder by structuring the Company in this fashion. Who does benefit?


         C.  Unclear Financial Reporting

         Partly as a result of this organizational complexity, Metromedia suffers from what we can only view as "murky" financial reporting.

o Some operations report their financial results with a three-month delay, making it impossible to have a true picture of the Company's financial health at a particular moment in time.
o The financial statements do not differentiate between subscribers attributed to the consolidated businesses and those attributed to the unconsolidated businesses. Instead, Metromedia reports the number of subscribers on a combined basis, such that investors do not know how many subscribers are attributable to a particular unit.
o No distinction is made between investments in, and advances to, particular operating entities.

         We believe that taken as a whole, the opacity of Metromedia's financial reporting makes it impossible for public investors to truly understand the financial health and condition of the Company. In our view, this is inappropriate for a public corporation where countless stockholders make investment decisions and risk their capital based on the information that the Company's management and Directors provide. The obfuscation of intrinsic value serves no understandable purpose and should be corrected.


         D.  Lack Of Street Coverage

         Since June 1999, not a single Wall Street analyst has covered Metromedia. Despite spending millions of dollars on investment banking fees in the past few years, management has been unable to convince a single equity analyst to follow the Company.

         We believe a lack of coverage translates into a lack of institutional and retail interest and hence a lack of trading activity. As a result, the stock price of the Common Stock suffers. You as a stockholder suffer.

         Notwithstanding management's claims that it has tried to secure Wall Street analyst coverage for the Company, its efforts have indisputably failed. This failure is patently unacceptable. This failure is not fair to you, the true owners of Metromedia.

         The Concerned Stockholders believe that the organizational complexity and lack of reporting clarity may discourage analysts from covering the Company. Accordingly, the Concerned Stockholders want to see these items corrected and for the Company to make immediate and concerted efforts to secure analyst coverage as promptly as possible. Obtaining such coverage should be a much greater priority of the Company.


         E.  Snapper

     Metromedia's current management and Board cannot decide what to do with the Snapper lawn and garden equipment unit. During the last five years, Snapper has been the subject of repeated strategy reversals. Sometimes Snapper is for sale,(2) sometimes it is not.(3) Sometimes Snapper products are distributed exclusively through dealers,(4) and sometimes Snapper products are distributed through retailers.(5) Instead of selling Snapper over five years ago, when management first said it was a "non-strategic asset,"(6) Metromedia's current management and Board inexplicably have chosen to retain ownership of what the Company repeatedly admits is a non-core asset.(7) We do not believe that Snapper has, or ever had, a strategic fit with the rest of the Company.

     You, the stockholders, may fairly ask: When will the Company sell Snapper?

     Metromedia's management and current Board do not seem to have an answer to that question. They have been indecisive. We, the Concerned Stockholders, are not indecisive. We have a plan. We believe that the Company should immediately commence the process of selling or spinning-off Snapper. If elected, Mr. Monks, Mr. Higgins and Mr. Holmes will advocate such process, consistent with their fiduciary duty. We believe the sale or spin-off of Snapper should result in an increase of stockholder value to be shared by you, the owners of the Company.

         In November, 2000, the Board announced yet another reversal of strategy when it authorized Metromedia's management to evaluate separating its Snapper business as well as its Metromedia China and radio and cable businesses from its telephony assets. Then, on March 1, 2001, the Board announced that it had retained Salomon Smith Barney and ING Barings, investment banking firms, to advise the Company on the selling or spinning-off of such assets. At first blush that sounds encouraging, but the Company has made similar announcements before, particularly in regard to the sale of Snapper.

         During our April 16 meeting with senior management, the Company explained how the Snapper operation had improved meaningfully in recent years. We acknowledge that fact, noting that Snapper's EBITDA in 1999 of $18.6 million represented a return to pre-merger 1994 levels, when EBITDA was $17.9 million. We ask, what prevented management from divesting Snapper in 1999 or 2000? Now that Snapper's EBITDA is declining again (down to $9.6 million in 2000), will management again postpone indefinitely its divestiture, citing bad timing?

         You, as the true owners of Metromedia, need to make sure that the Board does not just tell you what it thinks you want to hear. You, as a stockholder, deserve more than that. You deserve to know that management is seriously pursuing strategies to increase your stockholder value. The Board has talked about it without taking real action for too long. We believe that Mr. Monks, Mr. Higgins and Mr. Holmes, consistent with their fiduciary obligations, will take steps to support the sale or spin-off of Snapper.


         F.  Metromedia Is Run Like A Private Company

         We believe that Metromedia is run in some ways as if it were a private company rather than a public company. In our view, the combination of the following features results in a Company that is not properly accountable to its stockholders:

o        Distraction Of Metromedia Management

         According to Metromedia's own 10-K405/A filed on May 1, 2001, several of its senior executive officers are not employed exclusively by Metromedia. Furthermore, both the Company's Chief Executive Officer and President, and the Company's Chief Financial Officer, hold senior executive employment positions in other public companies.

         Ask yourself this: How many other public companies can you name where being a chief executive officer or chief financial officer is a part-time job? According to the Company's 10-K405/A filed on May 1, 2001, the Company's Chief Executive Officer and President, and the Company's Chief Financial Officer, each spent approximately 20-25 hours per week on Company matters. We believe that the position of executive officer of a public company listed on a public exchange is challenging enough on a full-time basis; simultaneously holding senior executive positions in other public companies would seem to be an unmanageable distraction.

         The Concerned Stockholders believe that you, the rightful owners of Metromedia, deserve the full-time, best efforts attention of each senior executive of the Company. You have a right to know that these highly paid executives are looking after your investment each and every day for the entire day. That simply is not happening now.

         The Concerned Stockholders believe it is well past the time for your senior management to resign their positions in those other public companies and devote their full time and best efforts to protecting your interests and increasing your stockholder value.

o        Inside Directors

         The Concerned Stockholders believe that five (5) of Metromedia's eight
(8) Directors can fairly be characterized as insiders. A majority of the Board, therefore, are not "independent directors," as defined by the California Public Employees Retirement System ("CalPERS"), a highly regarded authority on corporate governance. Indeed, CalPERS recently named Metromedia to its "Focus List" of five companies needing corporate governance improvement, and CalPERS specifically cited the deficient number of independent directors as a reason for the designation.

         Current practice favors the board of a public company to be comprised primarily of truly independent outside directors. A Board comprised of a majority of independent Directors fosters accountability to you.

     Moreover, the Company itself has asserted that your Board is controlled, not by you, its public stockholders, but by Metromedia Company, a separate private company effectively controlled by John W. Kluge and Stuart Subotnick. In a filing with the SEC on October 1, 1999, the Company stated emphatically:
"Metromedia Company effectively controls Metromedia International Group and has the power to influence the direction of our operations and prevent a change of control." The Company continued, in words approved by your management, "[F]or the foreseeable future it is likely that directors designated or nominated by Metromedia Company will continue to constitute a majority of the members of the board of directors. As a result, Metromedia Company will likely control the direction of future operations of Metromedia International Group."(8) (Emphasis Added.)

o        Officers Paid by Metromedia Company

         According to Metromedia's 10-K405/A filed on May 1, 2001, Stuart Subotnick, the Company's Chief Executive Officer and President, Silvia Kessel, the Company's Chief Financial Officer, and Vincent D. Sasso, Jr., the Company's Vice President-Financial Reporting, are each "employed and paid by Metromedia Company. They did not receive any salaries or other payments from [the Company]."

         When you combine the distraction of executive officers who hold multiple jobs with a Board dominated by insiders who, the Company admits, are controlled by John W. Kluge's Metromedia Company, ask yourself who is looking out for the interests of the approximately 80% of stockholders who are unaffiliated with or not controlled by management?


         G.  The Buy-Out Surprise

     It is a matter of public record that in 1983 John W. Kluge, then at the helm of Metromedia Inc., took Metromedia Inc. private in a $1.2 billion management-led buy-out, only to subsequently re-sell those assets for close to $6.5 billion. The former public stockholders of Metromedia Company did not share in that stunning windfall. Only Mr. Kluge and his associates reaped this bounty.

     Metromedia, which is only one small part of Mr. Kluge's widespread semi-private/semi-public empire, is currently trading near a five year low. Would you be willing to bet that Mr. Kluge (who is 15th on the Forbes 400 list of richest Americans for the year 2000 with an estimated net worth of $13 billion) has not thought of taking the Company private by purchasing the depressed shares of Metromedia and then subsequently re-selling the Company's assets at a substantial premium?

     John W. Kluge has his own interests. They may not be the same as yours. The Concerned Stockholders believe that the focus of the Company, its Board, and its management should be firmly upon increasing stock value for all holders of Common Stock. Furthermore, we, the Concerned Stockholders, believe that we have a practical, viable plan that will help achieve those goals. It is a plan built on giving a greater voice both (i) to nominees committed to advocating stockholder interests, and (ii) directly to you, the stockholders. Now we are asking for your support for our nominees, proposals and programs. We appeal to you to elect Mr. Monks, Mr. Higgins and Mr. Holmes to the Board to help support and advocate these plans to maximize stockholder value. To contribute further to the increase of stockholder value, we also ask you to support both the Independent Directors Proposal and the Stockholder Democracy Proposal.

     PLEASE vote your BLUE proxy card FOR Mr. Monks, Mr. Higgins and Mr. Holmes, and FOR both the Independent Directors Proposal and the Stockholder Democracy Proposal.



                   HOW DO THE TWO STOCKHOLDER PROPOSALS HELP?

         The Independent Directors Proposal is designed to fill your Board with truly independent Directors. Passage of this proposal will give the insiders remaining on the Board a clear message that business as usual is no longer acceptable. The days of insiders running the Company like a private corporation would be over. From that point on, the interests of the unaffiliated public stockholders would be paramount. Passage of this proposal will also tell the investment community that Metromedia and its management are serious about increasing stockholder value -- your value.

         The Stockholder Democracy Proposal would force the Board to listen to you, its stockholders. The Board, which lacks a majority of independent Directors, and management could no longer conveniently hide behind corporate governance blockades to ignore the voice of stockholders. Finally, stockholders owning a sufficient number of shares of Common Stock could force them to listen to you, the stockholders.



                    PAST ACTION TO INCREASE STOCKHOLDER VALUE


         A.  Retention of Lens by the Concerned Stockholders

         On September 18, 2000, the Concerned Stockholders retained Lens, a stockholder activist group, to assist in communicating with the Company. The Concerned Stockholders and Lens entered into an option agreement dated as of September 29, 2000 (the "Option Agreement"). Pursuant to the Option Agreement, each of the Concerned Stockholders issued a call option entitling Lens to purchase 100,000 shares of Common Stock currently owned by such Concerned Stockholder at a price equal to $4.50 per share. Lens has not exercised any option under the Option Agreement as of the date of this proxy statement. Lens and the Concerned Stockholders are currently in the process of negotiating an agreement modifying the terms of their arrangement. If and when that agreement is finalized, the Concerned Stockholders will supplementally notify you of the amended terms.


         B.  Lens Letter to Metromedia

         On September 29, 2000, Lens delivered a public letter to Stuart Subotnick, Chief Executive Officer of Metromedia, expressing its "profound disappointment with the ability of the company's current Board and management to maximize the substantial value we feel is represented in the firm's assets." Lens asked for an opportunity to discuss constructively the issues concerning stockholders. After initially agreeing to meet, Metromedia later abruptly and unexpectedly canceled this meeting with less then 48 hours prior notice.


         C.  Section 220 Action

On November 29, 2000, Richard A. Bennett, the Chief Activism Officer of Lens and a holder of Common Stock, and Cede & Co. as the nominee for Mr. Bennett, filed an action pursuant to Section 220 of the Delaware General Corporation Law. This law gives stockholders the statutory right to examine corporate books and records. Mr. Bennett sought to inspect Metromedia's books and records to determine whether John W. Kluge and Stuart Subotnick breached their fiduciary duties by engaging in related party transactions that were unfair to Metromedia and its stockholders, and by wasting Metromedia's assets.

         The action was filed because Metromedia did not voluntarily agree to produce the documents demanded by Mr. Bennett within the statutory time-period for voluntary production. Prior to trial, Mr. Bennett and Metromedia reached a tentative settlement in which Metromedia agreed to produce specified documents on or before April 11, 2001. Metromedia provided certain documents on that date.


         D.  Stockholder Proposals

         On December 14, 2000, Elliott Associates submitted its Independent Director Proposal to Metromedia, and on December 15, 2000, Elliott International submitted its Stockholder Democracy Proposal to Metromedia.

         On January 29, 2001, Metromedia wrote to the SEC asking the SEC to take no action against Metromedia if Metromedia were to exclude the Stockholder Democracy Proposal from its 2001 Proxy Statement in reliance on Rule 14a-8(i)(11) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On February 2, 2001, counsel for the Concerned Stockholders wrote a letter of opposition to the SEC, asserting that Metromedia's reliance on Rule 14a-8(i)(11) was unjustified. On March 27, 2001, the Division of Corporate Finance at the SEC notified Metromedia that it would not recommend to the Commission that it take enforcement action against the Company, if in its sole discretion, the Company chooses to omit the Stockholder Democracy Proposal from Company Proxy Statement. The Concerned Stockholders are presently evaluating their options. However, you can still vote FOR the Stockholder Democracy Proposal by using the enclosed BLUE proxy card, and we encourage you to do so today.


         E.  Informal Stockholder Meeting Organized by Lens

         On February 14, 2001, Lens arranged an informal meeting of the Company's stockholders in New York City. The meeting, held at the Concerned Stockholders' sole expense, served as a forum for stockholders to exchange information about the Company and to discuss management's performance and the Company's value. Approximately 100 people and institutions representing about 25% of the Company's Common Stock attended in-person or telephonically. Although no particular action was advocated and no support or proxies solicited, it was clear that stockholders were extremely disappointed with the current management of the Company and its inability to increase stockholder value. Furthermore, Metromedia's management has given no indication that it is genuinely concerned about the issues expressed by its stockholders at this informational forum.


         F.  Notice of Nomination

         On March 13, 2001, the Concerned Stockholders submitted a Notice of Nomination to the Company nominating Mr. Monks, Mr. Higgins and Mr. Holmes to serve as Class III Directors of the Company. By this time, the Concerned Stockholders had decided that Metromedia's inattention to, and lack of success in, increasing the Common Stock price justified a proxy contest, and in this Notice of Nomination, the Concerned Stockholders expressed their intent to conduct a proxy contest.


G.       Meeting with Metromedia's Management

         After several failed attempts to meet with the Company's management to discuss our concerns, management finally agreed to meet with us. The meeting took place at the Company's New York City business address at 10:00 a.m. on Monday, April 16, 2001, four days after we originally filed our preliminary proxy statement with the SEC and over six months after the original request for a meeting. Stuart Subotnick, Sylvia Kessel and David Persing, the Company's Chief Executive Officer and President, Chief Financial Officer, and General Counsel, respectively, met with us. During the meeting, Mr. Subotnick conceded that he believed that the corporate structure was very complex, and that such complexity in turn made the Company difficult to understand, although he tried to argue that the complexity was unavoidable. He expressed sympathy with the difficulty of understanding the Company. Mr. Subotnick also stated that the Company was looking to add an independent Director to the Board and asserted that the Company would be willing to consider, and even meet with, nominees we brought to their attention. (See "Letter to Stuart Subotnick" below for more information.) At the end, after senior management attempted to answer our questions, we realized that the Company did not appear to be on a course that sounded meaningful different than the one it has been on for years; a course that has seen the Company's stock price drop over 83% since November 1995.


H.       Letter to Stuart Subotnick

         On April 17, 2001, the day after our meeting with Mr. Subotnick, we wrote a letter asking the Company to consider each of our nominees to fill the vacancy on the Board. We asked Mr. Subotnick to contact Richard Bennett at Lens to set up an interview with each nominee. As of the date of this proxy statement, the Company has not given us the courtesy of a response.


         I.  Proxy Contest

         And now, to further the goals of all the stockholders of the Company, we, at our own expense, are delivering this proxy statement to you. We are asking for your support. By supporting our nominees and the Two Stockholder Proposals, we believe that we can address the concerns stated above and return the management of the Company to you, the true and rightful owners of Metromedia. Please keep in mind that if elected, our nominees will not constitute a majority of the Board. Therefore, by themselves, they will not be in a position to cause the Board to enact any of the actions proposed by us in this proxy statement. However, we believe that the election of Mr. Monks, Mr. Higgins and Mr. Holmes will send a message to the Company's management and the remaining Directors that the Company's focus should be on creating value for all stockholders and not towards the agenda of a select few. In addition, each of our nominees will work towards convincing the other Directors to pursue our proposed actions which we believe will maximize your stockholder value.


                                   CONCLUSION

     You, the Company's stockholders, are the true owners of Metromedia. You should control its destiny. Metromedia is not a private company; it is a public company. Despite the admission by the Company that it is controlled by Metromedia Company, one of John Kluge's companies, the Board exists to serve you, not the interest of a particular minority stockholder. You deserve a Board that is responsive and effective in increasing stockholder value, and a management team truly committed to those goals. Metromedia's present Board and management have failed to perform in these areas. It is a matter of fact, not opinion, that Metromedia's stock price has fallen precipitously on their watch. The Company's stockholders deserve Mr. Monks, Mr. Higgins and Mr. Holmes to be elected to the Board to help support and advocate these plans to increase stockholder value. If, like us, you believe that you should have the opportunity to have a say in the future of your Company, we urge you to vote your BLUE proxy card FOR Mr. Monks, Mr. Higgins and Mr. Holmes and FOR both the Independent Directors Proposal and the Stockholder Democracy Proposal.

     Unless you attend the Annual Meeting in person your proxy is the only means available for you to vote and be heard by your Company's management. YOUR VOTE IS EXTREMELY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE ACT TODAY.



                                  OUR PROPOSALS

         We will present the following two proposals for approval by the Company's stockholders at the Annual Meeting. These proposals, if passed by the stockholders, will immediately take effect without the need for any action of the Board.

1.       The Independent Directors Proposal

         "NOW THEREFORE, BE IT RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, Article Twelfth of the Corporation's Restated Certificate of Incorporation and Article 9 of the Corporation's By-laws, the Corporation's shareholders hereby amend Article III of the Corporation's By-laws to add the following Section 15, such amendment to become effective following approval by holders of a majority of the shares of the Corporation's common stock entitled to vote in the election of Directors of the Corporation.

         Section 15. The Board of Directors of the Corporation shall at no time contain more than one (1) Inside Director, except for persons who are Inside Directors at the time this Section 15 becomes effective, who shall be permitted to complete their then existing term of office. For purposes of this Section 15, "Inside Director" means a Director (i) who is an officer or employee of the Corporation or any subsidiary or affiliate of the Corporation, or (ii) who otherwise derives income from the Corporation or any subsidiary or affiliate of the Corporation, either directly or indirectly, other than compensation for his/her services as a Director. Notwithstanding any other provision of these By-laws, this Section 15 may not be altered, amended or repealed, except by vote of a majority of the holders of the shares of the Corporation's common stock entitled to vote in the election of Directors of the Corporation."

2.       The Stockholder Democracy Proposal

         "NOW THEREFORE, BE IT RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, Article Twelfth of the Corporation's Restated Certificate of Incorporation and Article 9 of the Corporation's By-laws, the Corporation's stockholders hereby amend Article II Section 2 of the Corporation's By-laws as follows, such amendment to become effective following approval by holders of a majority of the shares of the Corporation's common stock entitled to vote in the election of the Directors of the Corporation.

         Section 2. Special Meetings. Special meetings of the stockholders for any purpose may be called at any time by the Chairman or Vice Chairman of the Board of Directors, and must be called by the Chairman or Vice Chairman of the Board of Directors upon written demand by any stockholder, or trust, group or other combination of stockholders, collectively owning no less than 1,500,000 shares of the Corporation's common stock at the date of demand, a number which shall be adjusted proportionally in accordance with any future stock splits, reverse stock splits or similar events. For purposes of this Section 2, stockholders eligible to demand a meeting shall include stockholders of record and beneficial owners of the Corporation's common stock, provided that all of such beneficial owners provide proof of beneficial ownership in accordance with Paragraph (b)(2)(i) of Regulation ss. 240.14a-8 under the Securities Exchange Act of 1934 (except that such beneficial owners need not supply proof of ownership for the one year period called for in such paragraph). Special meetings shall be held at such place or places within or without the State of Delaware and at such time or times as shall from time to time be designated by the Board of Directors or by the persons demanding the calling of the meeting and stated in the demand for such meeting. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting. At a meeting called pursuant to written demand as described above, only the business stated in such demand shall be transacted. Notwithstanding any other provision of these By-laws, this Section 2 may not be altered, amended or repealed, except by vote of a majority of the holders of the shares of the Corporation's common stock entitled to vote in the election of Directors of the Corporation."



                              ELECTION OF DIRECTORS

     According to publicly available information, the Company's Board currently consists of eight (8) Directors divided into three classes. Directors hold office for staggered terms of three years (or less if they are filling a vacancy) and until their successors are elected and qualified. One of the three classes, comprising approximately one third of the Directors, is elected each year to succeed the Directors whose terms are expiring. This year there are three (3) incumbent Class III Directors whose terms will expire at the 2001 Annual Meeting: Clark A Johnson, Sylvia Kessel, and John S. Chalsty.

     We urge you to elect Mr. Monks, Mr. Higgins and Mr. Holmes as Class III Directors of the Company at the 2001 Annual Meeting. Mr. Monks, Mr. Higgins and Mr. Holmes have furnished the information set forth next to their names below concerning their principal occupations and business experience. Each of these nominees has consented to being named in this proxy statement and to serve as a Director of the Company if elected. If elected, Mr. Monks, Mr. Higgins and Mr. Holmes each would hold office until the 2004 Annual Meeting of stockholders and until a successor has been elected and qualified, or until his earlier resignation, death or removal. Although we have no reason to believe that either Mr. Monks, Mr. Higgins or Mr. Holmes will be unable to serve as a Director, if one, two or all of them shall not be available for election, the persons named on the BLUE proxy card have agreed to vote for the election of such other nominees as we may propose. We urge you to carefully consider Mr. Monks', Mr. Higgins' and Mr. Holmes' qualifications and abilities to represent your interests.

Our Nominees for Director:

     ROBERT A. G. MONKS Age 67
     ------------------

     Mr. Monks is currently the Chairman of Lens, a Maine limited liability company and a shareholder activist specialist, and has been a principal in and a participant in the management of Lens since 1990. Since March 1996, Mr. Monks has also served as a director of Ram Trust Services Inc., a Portland, Maine-based investment management organization ("Ram"), and as Joint Deputy Chairman of Hermes Lens Asset Management Ltd., a United Kingdom corporation and an investment management and investment advisory business ("Hermes"), since 1998. Formerly, Mr. Monks served as a Director of Tyco International Ltd., a diversified manufacturing and service company, the Jeffries Group, and The Boston Company, an institutional investor.

JOHN P. M. HIGGINS Age 53
------------------

     Mr. Higgins has been a principal in and served as the President and Chief Investment Officer at Lens since 1992. Since March 1996, he has also been the President and a director of Ram and an alternate director of Hermes since 1998. Mr. Higgins was a founding director and Chairman of the Executive Committee of Atlantic Bank, N.A., a national bank, from 1994 until 1997.

ROBERT B. HOLMES Age 69
----------------

     Mr. Holmes has served as Senior Advisor at Lens since 1995. Since March 1996, he has been an advisor to Mitsubishi Corporation, a Japanese trading company, an advisor to Mitsubishi International Corp., the primary United States subsidiary of Mitsubishi Corporation, an advisor to MC Financial Services, Inc., a United States subsidiary of Mitsubishi Corporation, an advisor to Nihon Nosan Koygo K.K., a Japanese company that processes grain, animal feed products and various consumer food products since 1998, a director of Atlantic from 1994 until 1996, and a director of Dayton Superior Corporation, a manufacturer of metal and plastic fittings, from 1996 until 2000. Mr. Holmes is currently a director of Mitsubishi International Corp. and an advisory director of Ripplewood Holdings L.L.C., a manager of private equity funds.


     Mr. Monks, Mr. Higgins and Mr. Holmes all have years of experience in advising public companies on how to maximize stockholder value. We believe that this is what this Company needs. That is why we have nominated them. With your support, they will use their vast experience to increase the value of your investment.

     The accompanying BLUE proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the election of Mr. Monks, Mr. Higgins and Mr. Holmes as Directors of the Company or withhold authority to vote for any of them by marking the proper box(es) on the BLUE proxy card. If no marking is made, you will be deemed to have given a direction to vote all of your shares of Common Stock FOR the election of each of Mr. Monks, Mr. Higgins and Mr. Holmes.

     We believe that it is in your best interest to elect Robert A. G. Monks, John P. M. Higgins, and Robert B. Holmes as Directors of Metromedia at the Annual Meeting, and strongly recommend a vote "FOR" their election. Your vote is important regardless of the number of shares you own. Please act today by signing, dating and mailing your BLUE proxy card.



                      ADOPTION OF THE STOCKHOLDER PROPOSALS

         Neither the Stockholder Democracy Proposal nor the Independent Directors Proposal is advisory. This means neither proposal allows the Board to merely take the demands of the stockholders under consideration without taking action. These proposals, if passed by the stockholders, will immediately take effect without the need for any action of the Board.

         The accompanying BLUE proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the Independent Directors Proposal and FOR the Stockholder Democracy Proposal or withhold authority to vote for one or both of such stockholder proposals by marking the proper box(es) on the BLUE proxy card. If no marking is made, you will be deemed to have given a direction to vote all of your shares of Common Stock FOR both the Independent Directors Proposal and the Stockholder Democracy Proposal.

         We believe that it is in your best interest to vote in favor of both of these stockholder proposals at the Annual Meeting, and strongly recommend a vote "FOR" both of the stockholder proposals. Your vote is important regardless of the number of shares you own. Please act today by signing, dating and mailing your BLUE proxy card.



                 OTHER MATTERS TO BE CONSIDERED AT THE 2001 ANNUAL MEETING

         According to the Company's 10-K405/A filed on May 1, 2001, Metromedia received four stockholder proposals, including our Two Stockholder Proposals, to be presented for a vote at the Annual Meeting. However, at this time, the Concerned Stockholders have no knowledge of whether any matters, including the two other stockholder proposals submitted to the Company, will be presented for a stockholder vote at the Annual Meeting other than those matters described in this proxy statement. However, if any other matters are to be voted on at the Annual Meeting that were unknown to the Concerned Stockholders a reasonable time before this solicitation, the Concerned Stockholders will vote their shares of Common Stock and all proxies held by them in accordance with their best judgment with respect to such matters.



                           VOTING RULES AND PROCEDURES

         The shares of Common Stock are the only class of capital stock of the Company entitled to vote for the election of Directors and on proposals at the Annual Meeting. Every holder of Common Stock is entitled to one vote for each share of Common Stock held. In accordance with the Company's By-laws, at the Annual Meeting the holders of a majority in interest of all stock issued, outstanding and entitled to vote at a meeting shall constitute a quorum.

         Under Delaware law, abstaining votes and broker non-votes are considered to be present for purposes of a quorum but are not deemed to be votes cast. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions on how to vote from the beneficial owner.

         Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell or have sold your Common Stock after the Record Date. Accordingly, it is important that you vote the shares you held on the Record Date, or grant a proxy to vote such shares on the BLUE proxy card, even if you sell or have already sold your shares.

Election of Directors

         As set forth in the Company's By-laws and the Company Proxy Statement, a plurality of the votes duly cast is required for the election of Directors, assuming a quorum is present or otherwise represented at the Annual Meeting. Consequently, only shares of Common Stock that are voted in favor of a particular nominee will be counted toward such nominee's attaining a plurality of votes. Shares of Common Stock present at the meeting that are not voted for a particular nominee (including broker non-votes and shares of Common Stock present by proxy where the stockholder properly withheld authority to vote for such nominee) will not be counted toward such nominee's attainment of a plurality.

Stockholder Proposals

         The Stockholder Democracy Proposal and the Independent Directors Proposal will each be approved upon the affirmative vote of a majority of the holders of shares of Metromedia stock entitled to vote in the election of Directors at the Annual Meeting. Only shares of Common Stock that are voted in favor of a particular proposal will be counted toward such proposal's attaining a majority of votes. Shares of Common Stock present at the meeting that are not voted for a particular proposal (including broker non-votes and shares of Common Stock present by proxy where the stockholder properly withheld authority to vote for such proposal) will not be counted toward such proposal's attainment of a majority.

Our Business Proposals

         The Company's stockholders will not be afforded a separate opportunity to vote on our business proposals set forth in this proxy statement unless such opportunity is otherwise provided to them by the Board.



                            HOW TO DELIVER YOUR PROXY

         You are urged promptly to sign, date and mail the enclosed BLUE proxy card in the enclosed envelope to the following address:

                  Elliott Associates, L.P.
                  c/o Mackenzie Partners, Inc.
                  156 Fifth Avenue
                  New York, New York 10010



     Please call Mackenzie Partners, Inc. (Attn: Lawrence E. Dennedy) toll free at 1-800-322-2885 if you require assistance or have any questions.

How to Revoke Your Proxy

         Your execution of the BLUE proxy card will not affect your right to attend the Annual Meeting and vote in person. Any proxy given by you may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation, or a later dated proxy for the Annual Meeting, to the Concerned Stockholders at the above address, or to the Clerk of the Company at its principal executive offices, or by voting in person at the Annual Meeting. If the BLUE proxy card is your latest proxy submission and no direction is given by you on such card, it will be deemed to be a direction to vote "for" the election of Mr. Monks, Mr. Higgins and Mr. Holmes, the Independent Directors Proposal and the Stockholder Democracy Proposal. REMEMBER, ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT. YOUR VOTE IS IMPORTANT -- PLEASE ACT TODAY.

Important Instructions For "Street Name" Stockholders

         If any of your shares of Metromedia Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only such institution can sign a BLUE Proxy Card with respect to your shares and only after receiving your specific instructions. Accordingly, please promptly sign, date and mail the enclosed BLUE Proxy Card (or voting instruction form) you received from the brokerage firm, bank nominee or other institutions in whose name your shares are held in the postage-paid envelope provided. Please do so for each account you maintain. To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a BLUE Proxy Card to be issued representing your shares of Metromedia Common Stock.



CERTAIN INFORMATION CONCERNING THE CONCERNED STOCKHOLDERS AND OTHER PARTICIPANTS
                               IN THE SOLICITATION

     Information concerning the Concerned Stockholders, Mr. Monks, Mr. Higgins and Mr. Holmes, and Lens, the "participants" in the solicitation contemplated by this Proxy Statement, as defined in the proxy rules promulgated by the SEC under the Exchange Act of 1934, as amended, is set forth below and on the Schedules attached hereto.

     Elliott Associates is a Delaware limited partnership organized to purchase, sell, trade and invest in securities. Its principal offices are located at 712 Fifth Avenue, New York, New York 10019. Elliott Associates beneficially owns 1,794,650 shares of Common Stock(9) and is the record holder of 1,000 shares of Common Stock.

     Elliott International is a Cayman Islands limited partnership organized to purchase, sell, trade and invest in securities. Its principal offices are located at c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109 GT, HSBC House, Mary Street, Grand Cayman Islands, British West Indies. Elliott International Capital Advisors Inc., a Delaware corporation, acts as the investment advisor for Elliott International. Elliott International beneficially owns 1,794,650 shares of Common Stock and is the record holder of 1,000 shares of Common Stock.

     Collectively,   Elliott  Associates  and  Elliott  International  represent approximately 3.8% of the outstanding shares of Common Stock.

     The following employees at Elliott Management Corporation may be soliciting proxies: Richard Mansouri and Nadav Manham. Neither Mr. Mansouri nor Mr. Manham owns any shares of Metromedia capital stock. Elliott Management Corporation provides investment management services to the Concerned Stockholders. Elliott Management Corporation maintains a business address at 712 Fifth Avenue, New York, New York 10019.

     The following individuals at Lens will be soliciting proxies: Richard A. Bennett, Chief Activism Officer, John Goodrich, Director of Research, and Karen
C. Lowell, Chief Operating Officer. Mr. Bennett and his spouse beneficially own 3,500 shares of Common Stock and 300 shares of 7.25% convertible preferred stock of Metromedia, having par value ($1.00) (the "Preferred Stock"). Mr. Goodrich and his spouse beneficially own 1,000 shares of Common Stock and 200 shares of Preferred Stock. Ms. Lowell beneficially owns 600 shares of Common Stock.

     Mr. Monks, Mr. Higgins, Mr. Holmes, Mr. Bennett, Mr. Goodrich and Ms. Lowell are each associates of Lens, which entered into the Option Agreement with the Concerned Stockholders. No other associate of the Concerned Stockholders or of any other participants owns any securities of Metromedia either beneficially, directly or indirectly.

     Except as set forth in this Proxy Statement (including the Schedules attached hereto), none of the Concerned Stockholders or, to the knowledge of the Concerned Stockholders, any other participant in this solicitation or any of their respective associates: (i) directly or indirectly beneficially owns any shares of Common Stock or any other securities of the Company or any of its subsidiaries; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transaction, or series of similar transactions, since the beginning of Company's last fiscal year with respect to any shares of the Company; (iii) has been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which Metromedia or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; or (v) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year.

     In addition, other than as set forth in this Proxy Statement (including the Schedules hereto), there are no contracts, arrangements or understandings entered into by the Concerned Stockholders or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

     Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Concerned Stockholders or any other participant in this solicitation or any of their respective associates has any knowledge of or been engaged in any contracts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, or a sale or other transfer of a material amount of assets other than what has been publicly filed by the Company or third parties with the SEC; or has had any other transaction (other than this proxy solicitation and matters incidental thereto) with the Company or any of its executive officers, directors, subsidiaries or affiliates that would require disclosure under the rules and regulations of the SEC.

     Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Concerned Stockholders or any other participant in this solicitation or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

     Except as set forth in this Proxy Statement (including the Schedules hereto), neither Mr. Monks, Mr. Higgins, nor Mr. Holmes, in the past five (5) years, has been a party to any legal proceeding or subject to any judgment, order or decree of the type described in Item 401(f) of Regulation S-K.

     Except as set forth in this Proxy Statement (including the Schedules hereto), neither Mr. Monks, Mr. Higgins, nor Mr. Holmes is involved in any material proceeding to which any of them is a party adverse to Metromedia or any of its subsidiaries or has a material interest adverse to Metromedia or any of its subsidiaries.

     Except as set forth in this Proxy Statement (including the Schedules hereto), none of the participants has a family relationship with any director, executive officer, or other person nominated or chosen by Metromedia to become a director or executive officer.

     With respect to the information of security ownership of certain beneficial owners and management of Metromedia, as required by Item 403 of Regulation S-K, none of the nominees has any knowledge outside of what has been filed by the Company and third parties with the Securities and Exchange Commission and made publicly available.

     Neither of the Concerned Stockholders has a substantial interest, direct or indirect, by security holdings or otherwise, that will to their knowledge be acted upon at the 2001 Annual Meeting, other than the election of its nominees for Director and the Two Stockholder Proposals.

     Neither Mr. Monks, Mr. Higgins, nor Mr. Holmes has a substantial interest, direct or indirect, by security holdings or otherwise, that will to their knowledge be acted upon at the 2001 Annual Meeting other than as to their election as Class III Directors. No other participant has a substantial interest, direct or indirect, by security holdings or otherwise, that will to their knowledge be acted upon at the 2001 Annual Meeting.




                               SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

         The table below, using the information provided in the Company's 10-K405/A filed with the SEC on May 1, 2001, sets forth, as of April 23, 2001, certain information regarding each person, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, known to own "beneficially" as such term is defined in Rule 13d-3 under the Exchange Act, more than 5% of the Company's outstanding Common Stock. In accordance with the rules promulgated by the SEC, such ownership includes shares currently owned as well as shares which the named person has the right to acquire beneficial ownership of within 60 days, including shares which the named person has the right to acquire through the exercise of any option, warrant or right, or through the conversion of a security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. The Concerned Stockholders disclaim responsibility for this information, as it is attributable solely to the Company.

                                    Number of Shares of Common     Percentage of
                                   Stock Beneficially Owned (1)     Outstanding
                                                                   Common Stock
Name and Address of Beneficial Owner
Metromedia Company.................. 7,989,206                       8.5%
One Meadowlands Plaza
East Rutherford, NJ 07073

John W. Kluge.......................18,736,669(2)                   19.6%
810 Seventh Avenue
New York, New York 10019

Stuart Subotnick....................19,050,994(2)                   19.9%
810 Seventh Avenue
New York, New York 10019

News PLD LLC........................ 9,136,744(3)                    9.7%
1211 Avenue of the Americas
New York, New York 10036

Snyder Capital Management, L.P.....  8,636,701(4)                    9.2%
350 California Street, Suite 1460
San Francisco, California 94104-1436


--------------

(1)......Unless otherwise indicated by footnote, the named persons have sole voting and investment power with respect to the shares of common stock beneficially owned.

 (2).....The amount set forth in the table above includes 12,415,455 shares beneficially owned by Mr. Kluge and Mr. Subotnick beneficially through Metromedia Company a Delaware general partnership owned and controlled by John
W. Kluge and Stuart Subotnick (7,989,206 shares) and Met Telcell, Inc. ("Met Telcell") (4,426,249 shares), a corporation owned and controlled by Mr. Kluge and Mr. Subotnick, and 5,271,214 shares of common stock owned directly by a trust affiliated with Mr. Kluge (which include, on an as converted basis, 200,000 Preferred Stock which shares are currently convertible into 666,666 shares of common stock), and 314,325 shares of common stock owned directly by Mr. Subotnick. Mr. Subotnick serves as trustee of certain trusts affiliated with Mr. Kluge and disclaims beneficial ownership of the shares owned by such trusts. The amounts shown for Messrs. Kluge and Subotnick also include options to acquire 1,050,000 shares of common stock which are currently exercisable owned by each of Messrs. Kluge and Subotnick.

(3)......Pursuant to a report on Schedule 13D filed with the Securities and
Exchange Commission on October 8, 1999 by (i) The News Corporation Limited, a South Australia, Australia corporation, with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) News America Incorporated, a Delaware corporation, with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, (iii) News PLD LLC, a Delaware limited liability company, with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, and
(iv) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, CA 90035. News PLD LLC primarily holds, manages and otherwise deals with The News Corporation affiliates' investment in our company.

(4)......Pursuant to a report on Schedule 13D/A filed with the Securities and
Exchange Commission on January 11, 2001 by Snyder Capital Management, L.P.

The foregoing information is based on a review, as of the record date, by us of statements filed with the Securities and Exchange Commission under Sections 13(d) and 13(g) of the Exchange Act. To our best knowledge, except as set forth above, no person owns beneficially more than 5% of our outstanding common stock.

Securities Beneficially Owned by Directors and Executive Officers

The table below, using the information provided in the Company's 10-K/A filed with the SEC on May 1, 2001, sets forth the beneficial ownership of common stock as of April 23, 2001 with respect to (i) each director, (ii) each executive officer named in the Summary Compensation Table under "Executive Compensation" and (iii) all directors and executive officers as a group.


                                 Number of Shares of Common     Percentage of
                                 Stock Beneficially Owned (1)   Outstanding
                                                                 Common Stock
Name of Beneficial Owner
John P. Imlay, Jr............          103,000(2)(3)(4)                *

Clark A. Johnson.............          283,500(3)(4)(5)                *

Silvia Kessel................                253,085(6)                *

John W. Kluge................          18,736,669(7)(8)            19.6%

Vincent D. Sasso, Jr.........                 75,000(9)                *

Stuart Subotnick.............          19,050,994(7)(8)            19.9%

Leonard White................             68,000(4)(10)                *

John S. Chalsty..............                        --                *

I. Martin Pompadur...........                37,000(11)                *

All Directors and Executive Officers
as a group (10 persons)......            20,971,079(12)            21.5%


--------------

* Holdings do not exceed one percent of the total outstanding shares of common stock.

(1) Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(2) Includes currently exercisable options to acquire 50,000 shares of common stock at an exercise price of $9.31 per share issued under the Metromedia International Group, Inc. 1996 Incentive Stock Plan. The 1996 Incentive Stock Plan was approved by our stockholders at our 1996 Annual Meeting of Stockholders.

(3) Includes currently exercisable options to acquire 25,000 shares of common stock at an exercise price of $9.31 per share under the 1996 Incentive Stock Plan.

(4) Includes currently exercisable options to acquire 3,000 and 12,500 shares of common stock at an exercise price of $11.875 and $2.80 per share, respectively, and options to acquire 12,500 shares of common stock at an exercise price of $2.80 per share which options become exercisable within 60 days under the 1996 Incentive Stock Plan.

(5) Includes currently exercisable options to acquire 35,000 shares of common stock at an exercise price of $9.31 per share under the 1996 Incentive Stock Plan.

(6) Includes currently exercisable options to acquire 250,000 shares of common stock at an exercise price of $9.31 per share under the 1996 Incentive Stock Plan.

(7) Represents 12,415,455 shares of common stock beneficially owned through Metromedia Company of which Mr. Kluge is a general partner (7,989,206 shares) and Met Telcell (4,426,249 shares), a corporation owned and controlled by Messrs. Kluge and Subotnick, and 5,271,214 shares of common stock owned directly by a trust affiliated with Mr. Kluge, which includes, on an as converted basis, 200,000 shares of Preferred Stock, which shares are currently convertible into 666,666 shares of common stock. Mr. Subotnick disclaims beneficial ownership of the shares owned by the trust.

(8) Includes currently exercisable options to acquire 1,000,000 and 50,000 shares of common stock at an exercise price of $7.44 and $9.31 per share, respectively.

 (9) Includes currently exercisable options to acquire 75,000 shares of common stock at an exercise price of $9.31 per share under the 1996 Stock Plan.

(10) Includes currently exercisable options to acquire 40,000 shares of common stock at an exercise price of $9.625 per share under the 1996 Stock Plan.

(11) Includes currently exercisable options to acquire 12,500 shares of common stock at an exercise price of $4.50 per share and 12,500 shares of common stock at an exercise price of $2.80 per share. Also includes options to acquire 12,500 shares of common stock at an exercise price of $2.80 per share which become exercisable within 60 days.

(12) Includes currently exercisable options to acquire shares of common stock in the amounts and at the exercise prices set forth in the footnotes above, and also includes, on an as converted basis, 200,000 shares of Preferred Stock, which shares are currently convertible into 666,666 shares of common stock.


         The Concerned Stockholders assume no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, Metromedia public filings.

Security Ownership of the Concerned Stockholders and Other Participants

         The names, business addresses and number of shares of Common Stock beneficially owned as of this date by the Concerned Stockholders and the other participants in this solicitation are set forth below. The material terms regarding the shares of Common Stock owned by each of the Concerned Stockholders is set forth on the schedule of transactions attached hereto. They obtained these funds through various margin accounts they maintain. Mr. Monks has spent $13,455 to purchase his shares of Common Stock, Mr. Higgins has spent $13,455 to purchase his shares of Common Stock and $13,900 to purchase his shares of Preferred Stock, and Mr. Holmes spent [$31,072] to purchase his shares of Metromedia Common Stock as of the date of this proxy statement. The number of shares of Preferred Stock beneficially owned includes shares over which the persons set forth below have investment and/or voting power. Unless otherwise indicated, all of such shares are owned directly and the indicated person has sole voting and investment power over such shares.

-------------------- ------------------------------------------- ---------------
Name and Business Address of                                    Percent
Beneficial Owner                  Number of Shares              of Class
--------------------------------- ---------------------------- ---------------
--------------------------------- ---------------------------- ---------------

Elliott Associates, L.P.          1,738,900 beneficially       1.85%
712 Fifth Avenue                  1,000 of record
New York, New York 10019


--------------------------------- ---------------------------- ---------------
--------------------------------- ---------------------------- ---------------
Elliott International, L.P.       1,738,900 beneficially       1.85%
c/o HSBC Financial Services
(Cayman) Limited,                 1,000 of record
P.O. Box 1109 GT,
HSBC House, Mary Street,
Grand Cayman Islands, British West Indies


------------------ ------------------------------------------- ---------------
------------------ ------------------------------------------- ---------------

Robert A. G. Monks              4,500 beneficially               Less than 1%
Lens II Associates LLC
45 Exchange Street, Suite 400
Portland, Maine 04104
-------------------- ------------------------------------------- ---------------
-------------------- ------------------------------------------- ---------------
John P. M. Higgins              4,500  beneficially  and  1,000   Less than 1%
Lens II Associates LLC          shares of Preferred Stock
45 Exchange Street, Suite 400
Portland, Maine 04104
----------------- ------------------------------------------- ---------------
----------------- ------------------------------------------- ---------------
Robert B. Holmes                12,000 beneficially               Less than 1%
2545 Lantern Lane
Naples, Florida 34102
------------------- ------------------------------------------- ---------------

         No part of the purchase price or market value of any of the shares purchased and owned beneficially, directly or indirectly by Mr. Monks, Mr. Higgins, or Mr. Holmes was borrowed or otherwise obtained for the purpose of acquiring or holding such Metromedia securities. In the normal course of its business, each Concerned Stockholder purchases securities using funds from its general account and funds borrowed against securities it already owns. Neither Concerned Stockholder can determine whether any funds allocated to purchase Metromedia securities were from each Concerned Stockholder's respective general account or from borrowings against securities it already owns.

         Please see Schedule 1 at the back of this proxy statement for a list of all transactions in the Company's Common Stock by the Concerned Stockholders and the other participants in this solicitation during the past two years.



                     FACTS ABOUT OUR SOLICITATION OF PROXIES

     We may solicit proxies by mail, advertisement, telephone, facsimile, the internet, e-mail, and in person. Solicitations may be made by our agents and/or their employees, none of whom, except Mackenzie Partners, Inc., will receive any additional compensation for such solicitations. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the shares of Common Stock which such individuals or entities hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to the beneficial owners of the Common Stock.

     To date, we have spent approximately [$_______] in connection with the solicitation of proxies, and we expect the total cost of this solicitation to be approximately $[_____] Mackenzie Partners, Inc. has been retained for solicitation and advisory services in connection with the solicitation of proxies for an estimated fee of $[$_____]; together with reimbursement for Mackenzie Partners, Inc. reasonable out-of-pocket expenses. Mackenzie Partners, Inc. currently anticipates that it will employ approximately 28 persons to solicit proxies for the Annual Meeting. The Concerned Stockholders have agreed to indemnify Mackenzie Partners, Inc. against certain liabilities and expenses relating to this proxy solicitation.

     We will pay all costs associated with our solicitation of proxies. We have also agreed to bear all costs and expenses incurred by Mr. Monks, Mr. Higgins and Mr. Holmes in connection with their candidacy and participation in this solicitation. We are not, however, paying them for their participation in this solicitation.

     We will not seek reimbursement from the Company for any of these costs or expenses.



                STOCKHOLDER PROPOSALS FOR THE 2001 ANNUAL MEETING

         The date on which stockholders must provide notice to the Company to have their proposals included in the Company's proxy statement for its 2001 Annual Meeting is incorporated by reference from the Company Proxy Statement.




-------------------------------------------------------------------------------
PLEASE INDICATE YOUR SUPPORT OF ROBERT A. G. MONKS, JOHN P. M. HIGGINS AND ROBERT B. HOLMES AND OUR TWO STOCKHOLDER PROPOSALS BY PROMPTLY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY TO ELLIOTT ASSOCIATES, L.P., c/o MACKENZIE PARTNERS, INC., 156 FIFTH AVENUE, NEW YORK, NEW YORK 10010, IN THE ENCLOSED ENVELOPE.
-------------------------------------------------------------------------------

     Please call Mackenzie Partners, Inc. (Attn: Lawrence E. Dennedy) toll free at 1-800-322-2885 if you have any questions or need assistance.

--------------------------------------------------------------------------------

     No postage is necessary if you mail the proxy card from within the United States.
-------------------------------------------------------------------------------

ELLIOTT ASSOCIATES, L.P.
ELLIOTT INTERNATIONAL, L.P.

May 2, 2001

                                   Schedule 1



                            Schedule of Transactions

Purchase and Sales of the Company's Common Stock
During the Past Two Years by
Elliott Associates, L.P. and its wholly-owned subsidiaries


                                                                                                QUANTITY
  TRADE                  SECURITY                                                             (positive = purchase)
  DATE                  DESCRIPTION                      ENTITY           PURCHASE OR SALE?   (negative = sale)     PRICE
  ----                  -----------                      ------           -----------------   ------------------    -----
04/01/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE         4800                 4.56
04/06/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        15000                 4.15
04/07/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        15000                 4.37
04/19/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -20000                 6.25
05/10/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -50000                 6.55
05/18/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -12500                 7.00
05/18/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -31100                 7.06
05/19/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -12100                 7.40
05/19/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -28300                 7.41
05/20/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -10000                 7.50
05/21/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE          -5000                 7.81
05/28/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -37500                 8.08
06/01/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -18000                 8.51
06/14/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE           -500                 5.00
06/18/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE          -1000                 5.00
06/21/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE        -198500                 5.00
07/08/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE          -5000                 8.00
08/05/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        25600                 5.40
08/10/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        10000                 5.34
08/18/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE         5000                 5.00
09/20/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        50000                 7.50
09/21/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        25000                 5.00
09/23/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        50000                 3.94
09/28/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        12500                 4.00
10/13/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        25000                 3.50
10/19/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        25000                 3.00
12/20/99   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        50000                 7.50
02/09/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -20000                 6.69
02/10/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -28800                 7.14
03/07/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -72400                 7.50
03/08/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -31400                 7.55
03/09/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -95000                 8.66
03/10/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE          -1000                 5.00
03/20/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -16500                 5.00
03/20/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE        -107500                 5.00
04/12/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        10000                 4.88
05/24/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE        25000                 4.00
06/14/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates         PURCHASE       107500                 4.75
06/19/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -13500                 5.00
12/19/00   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -15800                 2.30
01/09/01   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE           -500                 3.23
01/10/01   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE         -10000                 3.12
01/11/01   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE          -7900                 3.17
01/12/01   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE          -3500                 3.16
01/12/01   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE           -200                 3.16
01/12/01   METROMEDIA INTERNATIONAL COMMON STOCK   Elliott Associates           SALE           -400                 3.16
10/17/00  METROMEDIA INTL CALL STRIKE 1@4.5 EXP 6/1Elliott Associates           SALE        -100000                 0.00
08/25/99  METROMEDIA INTL GROUP SWAP (TDOM SWAP)   Elliott Associates           SALE        -755100                 6.62
08/25/99   METROMEDIA INTL GROUP SWAP (BAC SWAP)   Elliott Associates         PURCHASE       755050                 6.63
11/22/99   METROMEDIA INTL GROUP SWAP (BAC SWAP)   Elliott Associates           SALE        -755050                 4.63
11/22/99   METROMEDIA INTL GROUP SWAP (BAC SWAP)   Elliott Associates         PURCHASE       755050                 4.63
01/04/00   METROMEDIA INTL GROUP SWAP (BAC SWAP)   Elliott Associates           SALE        -755050                 4.56
08/05/99        METROMEDIA INTL MAR 5 CALLS        Elliott Associates           SALE           -250                 1.38
09/23/99        METROMEDIA INTL MAR 5 CALLS        Elliott Associates           SALE           -550                 0.72
09/27/99        METROMEDIA INTL MAR 5 CALLS        Elliott Associates           SALE           -200                 0.75
11/05/99        METROMEDIA INTL MAR 5 CALLS        Elliott Associates           SALE           -250                 0.44
03/10/00        METROMEDIA INTL MAR 5 CALLS        Elliott Associates         PURCHASE           10                 1.34
03/20/00        METROMEDIA INTL MAR 5 CALLS        Elliott Associates         PURCHASE         1240                 0.77
03/04/99        METROMEDIA INTL MAR 5 CALLS        Elliott Associates         PURCHASE          250                 0.88
03/09/99        METROMEDIA INTL MAR 5 CALLS        Elliott Associates         PURCHASE          250                 1.25
03/10/99        METROMEDIA INTL MAR 5 CALLS        Elliott Associates         PURCHASE          550                 1.25
03/19/99       METROMEDIA INTL MAR 7.5 CALLS       Elliott Associates         PURCHASE          500                 0.00
01/03/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -250                 1.31
01/04/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE             -5                 1.13
01/06/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -500                 1.13
01/18/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -100                 1.38
01/19/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE            -25                 1.38
01/20/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -115                 1.38
02/02/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -250                 1.13
02/09/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -250                 1.56
06/15/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates         PURCHASE           40                 0.06
06/16/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates         PURCHASE          300                 0.01
06/16/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates         PURCHASE         1020                 0.00
06/19/00        METROMEDIA INTL JUN 5 CALLS        Elliott Associates         PURCHASE          135                 1.54
03/04/99        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -250                 1.38
03/09/99        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -250                 1.75
03/10/99        METROMEDIA INTL JUN 5 CALLS        Elliott Associates           SALE           -550                 1.75
06/14/99        METROMEDIA INTL JUN 5 CALLS        Elliott Associates         PURCHASE            5                 1.34
06/18/99        METROMEDIA INTL JUN 5 CALLS        Elliott Associates         PURCHASE           10                 1.34
06/21/99        METROMEDIA INTL JUN 5 CALLS        Elliott Associates         PURCHASE         1985                 1.32
05/19/99       METROMEDIA INTL JUN 7.5 CALLS       Elliott Associates         PURCHASE          500                 1.00
06/17/99       METROMEDIA INTL JUN 7.5 CALLS       Elliott Associates         PURCHASE          250                 0.25
05/07/99       METROMEDIA INTL DEC 7.5 CALLS       Elliott Associates           SALE           -500                 1.00
05/19/99       METROMEDIA INTL DEC 7.5 CALLS       Elliott Associates           SALE           -500                 2.06
06/17/99       METROMEDIA INTL DEC 7.5 CALLS       Elliott Associates           SALE           -250                 1.88
12/17/99       METROMEDIA INTL DEC 7.5 CALLS       Elliott Associates         PURCHASE         1250                 0.00
08/05/99        METROMEDIA INTL MAR 5 PUTS         Elliott Associates           SALE           -250                 0.63
09/23/99        METROMEDIA INTL MAR 5 PUTS         Elliott Associates           SALE           -550                 1.19
09/27/99        METROMEDIA INTL MAR 5 PUTS         Elliott Associates           SALE           -200                 1.13
11/05/99        METROMEDIA INTL MAR 5 PUTS         Elliott Associates           SALE           -250                 1.38
03/17/00        METROMEDIA INTL MAR 5 PUTS         Elliott Associates         PURCHASE         1250                 0.00
03/19/99        METROMEDIA INTL MAR 5 PUTS         Elliott Associates         PURCHASE         1050                 0.00
03/17/99       METROMEDIA INTL MAR 7.5 PUTS        Elliott Associates         PURCHASE          500                 1.75
06/18/99        METROMEDIA INTL JUN 5 PUTS         Elliott Associates         PURCHASE          950                 0.00
05/19/99       METROMEDIA INTL JUN 7.5 PUTS        Elliott Associates         PURCHASE          500                 0.63
03/17/99       METROMEDIA INTL SEPT 7.5 PUTS       Elliott Associates           SALE           -500                 2.44
09/20/99       METROMEDIA INTL SEPT 7.5 PUTS       Elliott Associates         PURCHASE          500                 2.41
05/19/99       METROMEDIA INTL DEC 7.5 PUTS        Elliott Associates           SALE           -500                 1.69
12/20/99       METROMEDIA INTL DEC 7.5 PUTS        Elliott Associates         PURCHASE          500                 1.66



                                                                                                QUANTITY
  TRADE                  SECURITY                                                             (positive = purchase)
  DATE                  DESCRIPTION                      ENTITY           PURCHASE OR SALE?   (negative = sale)     PRICE
  ----                  -----------                      ------           -----------------   ------------------    -----


01/04/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE       755050                 4.56
03/10/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE         -50000                 9.92
04/04/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         5250                 4.86
04/14/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        35000                 4.61
04/17/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        25000                 4.00
05/26/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        13500                 3.75
05/30/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        22800                 3.97
05/31/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        13000                 4.12
06/01/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        10000                 4.24
06/02/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        47500                 4.49
06/05/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        15000                 4.44
06/06/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        15000                 4.50
06/14/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE        -107500                 4.75
06/27/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        31900                 4.00
07/24/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         8800                 4.50
07/25/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         6400                 4.50
07/26/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        39800                 4.61
07/27/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        20400                 4.49
07/28/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        60600                 4.50
07/31/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        65000                 4.30
08/01/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        15000                 4.00
08/03/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        45500                 3.98
08/07/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        25000                 4.06
08/08/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         1750                 4.00
08/09/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         3500                 4.00
08/10/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         2900                 4.00
08/11/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         7250                 4.00
08/14/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         8700                 4.38
08/15/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        17600                 4.38
08/17/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         4300                 4.38
08/18/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         6250                 4.38
08/21/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE          850                 4.38
08/22/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         7200                 4.38
08/23/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        20000                 4.29
08/25/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         3700                 4.00
08/29/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        15000                 4.00
09/13/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         3700                 3.75
09/15/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        21500                 3.75
09/18/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        12700                 3.79
09/18/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        50000                 5.00
09/19/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        35000                 3.77
09/20/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        50000                 3.50
09/21/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         1450                 3.38
09/22/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         1750                 3.25
09/28/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         1000                 3.25
10/05/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         8250                 3.25
10/06/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        25000                 3.25
10/10/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        12500                 3.09
10/11/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        13500                 2.99
10/12/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         2750                 2.75
10/18/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         1150                 2.75
11/03/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE         7500                 3.12
11/06/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        25000                 3.10
11/08/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        25000                 3.25
11/22/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        25000                 3.00
11/27/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE        -847100                 2.90
11/27/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE        -692650                 2.90
12/28/00   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE      1765500                 2.15
01/11/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -1250                 3.20
01/16/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -3450                 3.27
01/17/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE         -10000                 3.28
01/17/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -9450                 3.25
01/18/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -5250                 3.22
01/19/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -1350                 3.19
01/22/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -7500                 3.18
01/23/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -5050                 3.27
01/23/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -2850                 3.31
01/24/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -2500                 3.40
01/24/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -3500                 3.40
01/25/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -2500                 3.50
01/31/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -5000                 3.55
02/06/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool               SALE          -5000                 3.60
03/20/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        3,900                 2.73
03/21/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        9,600                 2.60
03/22/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE       11,050                 2.40
03/26/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        5,000                 2.38
03/27/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        7,500                 2.42
04/20/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        2,500                 2.68
04/23/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        9,600                 2.65
04/24/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        5,150                 2.63
04/25/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE        2,000                 2.63
04/30/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE       25,000                 2.79
05/02/01   METROMEDIA INTERNATIONAL COMMON STOCK        Liverpool             PURCHASE       12,500                 2.80
02/28/00       METROMEDIA INTL SEPT 5 CALLS             Liverpool               SALE           -150                 1.94
04/27/00       METROMEDIA INTL SEPT 5 CALLS             Liverpool               SALE           -500                 1.25
09/15/00       METROMEDIA INTL SEPT 5 CALLS             Liverpool             PURCHASE          650                 0.00
04/27/00        METROMEDIA INTL SEPT 5 PUTS             Liverpool               SALE           -500                 1.13
09/18/00        METROMEDIA INTL SEPT 5 PUTS             Liverpool             PURCHASE          500                 1.10
04/01/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         4800                 4.56
04/06/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15000                 4.15
04/07/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15000                 4.37
04/19/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -20000                 6.25
05/10/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -50000                 6.55
05/18/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -12500                 7.00
05/18/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -31100                 7.06
05/19/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -12100                 7.40
05/19/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -28200                 7.41
05/20/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -10000                 7.50
05/21/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -5000                 7.81
05/28/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -37500                 8.08
06/01/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -18000                 8.51
06/21/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE        -200000                 5.00
07/08/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -5000                 8.00
08/05/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25500                 5.40
08/10/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        10000                 5.34
08/18/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         5000                 5.00
09/20/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        50000                 7.50
09/21/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 5.00
09/23/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        50000                 3.94
09/28/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        12500                 4.00
10/13/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 3.50
10/19/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 3.00
12/20/99   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        50000                 7.50
01/04/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE       755050                 4.56
02/09/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -20000                 6.69
02/10/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -28800                 7.14
03/07/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -72400                 7.50
03/08/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -31400                 7.55
03/09/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -95000                 8.66
03/10/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -50000                 9.92
03/20/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE        -107500                 5.00
03/20/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -17500                 5.00
04/04/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         5250                 4.86
04/12/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        10000                 4.88
04/14/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        35000                 4.61
04/17/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 4.00
05/24/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 4.00
05/26/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        13500                 3.75
05/30/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        22800                 3.97
05/31/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        13000                 4.12
06/01/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        10000                 4.24
06/02/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        47500                 4.49
06/05/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15000                 4.44
06/06/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15000                 4.50
06/27/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        31800                 4.00
07/24/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         8700                 4.50
07/25/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         6400                 4.50
07/26/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        39800                 4.61
07/27/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        20400                 4.49
07/28/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        60600                 4.50
07/31/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        65000                 4.30
08/01/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15000                 4.00
08/03/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        45500                 3.98
08/07/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 4.06
08/08/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         1750                 4.00
08/09/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         3500                 4.00
08/10/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         2900                 4.00
08/11/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         7250                 4.00
08/14/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         8700                 4.38
08/15/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        17600                 4.38
08/17/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         4300                 4.38
08/18/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         6250                 4.38
08/21/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE          850                 4.38
08/22/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         7100                 4.38
08/23/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        20000                 4.29
08/25/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         3700                 4.00
08/29/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15000                 4.00
09/13/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         3700                 3.75
09/15/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        21500                 3.75
09/18/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        12700                 3.79
09/18/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        50000                 5.00
09/19/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        35000                 3.77
09/20/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        50000                 3.50
09/21/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         1450                 3.38
09/22/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         1750                 3.25
09/28/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         1000                 3.25
10/05/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         8250                 3.25
10/06/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 3.25
10/10/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        12500                 3.09
10/11/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        13500                 2.99
10/12/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         2750                 2.75
10/18/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         1150                 2.75
11/03/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         7500                 3.12
11/06/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 3.10
11/08/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 3.25
11/22/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        25000                 3.00
11/27/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE       847100                 2.90
11/27/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE       692650                 2.90
11/27/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         4000                 2.90
11/27/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         4000                 2.90
11/28/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         2450                 2.94
11/28/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         2450                 2.94
11/29/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         2500                 2.90
11/29/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         2500                 2.90
11/29/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        19850                 2.87
11/29/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        19850                 2.87
11/30/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        20000                 2.75
12/04/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15000                 2.85
12/07/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         2700                 2.67
12/08/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE          500                 2.68
12/08/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        17500                 2.75
12/11/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        30000                 2.75
12/12/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         9000                 2.72
12/12/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        29500                 2.73
12/13/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         8900                 2.75
12/13/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        40000                 2.75
12/14/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15100                 2.73
12/15/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        12500                 2.64
12/19/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15800                 2.30
12/21/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        70000                 2.06
12/26/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE         4100                 2.06
12/27/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        15000                 2.09
12/27/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        60000                 2.03
12/28/00   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE       -1765500                 2.15
01/09/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE           -500                 3.23
01/10/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -10000                 3.12
01/11/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -1250                 3.20
01/11/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -7900                 3.17
01/12/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -4100                 3.16
01/16/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -3450                 3.27
01/17/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE         -10000                 3.28
01/17/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -9450                 3.25
01/18/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -5250                 3.22
01/19/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -1350                 3.19
01/22/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -7500                 3.18
01/23/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -5050                 3.27
01/23/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -2850                 3.31
01/24/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -2500                 3.40
01/24/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -3500                 3.40
01/25/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -1150                 3.50
01/25/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE           -950                 3.50
01/25/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE           -400                 3.50
01/31/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -5000                 3.55
02/06/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International         SALE          -5000                 3.60
03/20/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        3,900                 2.73
03/21/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        9,600                 2.60
03/22/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE       11,050                 2.40
03/26/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        5,000                 2.38
03/27/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        7,500                 2.42
04/20/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        2,500                 2.68
04/23/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        9,600                 2.65
04/24/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        5,150                 2.63
04/25/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE        2,000                 2.63
04/30/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE       25,000                 2.79
05/02/01   METROMEDIA INTERNATIONAL COMMON STOCK  Elliott International       PURCHASE       12,500                 2.80
10/17/00  METROMEDIA INTL CALL STRIKE 1@4.5 EXP 6/Elliott International         SALE        -100000                 0.00
08/25/99  METROMEDIA INTL GROUP SWAP (TDOM SWAP)  Elliott International         SALE        -755000                 6.62
08/25/99   METROMEDIA INTL GROUP SWAP (BAC SWAP)  Elliott International       PURCHASE       755050                 6.63
01/04/00   METROMEDIA INTL GROUP SWAP (BAC SWAP)  Elliott International         SALE        -755050                 4.56
08/05/99        METROMEDIA INTL MAR 5 CALLS       Elliott International         SALE           -250                 1.38
09/23/99        METROMEDIA INTL MAR 5 CALLS       Elliott International         SALE           -550                 0.72
09/27/99        METROMEDIA INTL MAR 5 CALLS       Elliott International         SALE           -200                 0.75
11/05/99        METROMEDIA INTL MAR 5 CALLS       Elliott International         SALE           -250                 0.44
03/20/00        METROMEDIA INTL MAR 5 CALLS       Elliott International       PURCHASE         1250                 0.78
03/04/99        METROMEDIA INTL MAR 5 CALLS       Elliott International       PURCHASE          250                 0.88
03/09/99        METROMEDIA INTL MAR 5 CALLS       Elliott International       PURCHASE          250                 1.25
03/10/99        METROMEDIA INTL MAR 5 CALLS       Elliott International       PURCHASE          550                 1.25
03/19/99       METROMEDIA INTL MAR 7.5 CALLS      Elliott International       PURCHASE          500                 0.00
01/03/00        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -250                 1.31
01/04/00        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE             -5                 1.13
01/06/00        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -500                 1.13
01/18/00        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -100                 1.38
01/19/00        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE            -25                 1.38
01/20/00        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -115                 1.38
02/02/00        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -250                 1.13
02/09/00        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -250                 1.56
06/15/00        METROMEDIA INTL JUN 5 CALLS       Elliott International       PURCHASE           40                 0.06
06/16/00        METROMEDIA INTL JUN 5 CALLS       Elliott International       PURCHASE          300                 0.01
06/16/00        METROMEDIA INTL JUN 5 CALLS       Elliott International       PURCHASE         1155                 0.00
03/04/99        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -250                 1.38
03/09/99        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -250                 1.75
03/10/99        METROMEDIA INTL JUN 5 CALLS       Elliott International         SALE           -550                 1.75
06/21/99        METROMEDIA INTL JUN 5 CALLS       Elliott International       PURCHASE         2000                 1.32
05/19/99       METROMEDIA INTL JUN 7.5 CALLS      Elliott International       PURCHASE          500                 1.00
06/17/99       METROMEDIA INTL JUN 7.5 CALLS      Elliott International       PURCHASE          250                 0.25
02/28/00       METROMEDIA INTL SEPT 5 CALLS       Elliott International         SALE           -150                 1.94
04/27/00       METROMEDIA INTL SEPT 5 CALLS       Elliott International         SALE           -500                 1.25
09/15/00       METROMEDIA INTL SEPT 5 CALLS       Elliott International       PURCHASE          650                 0.00
05/07/99       METROMEDIA INTL DEC 7.5 CALLS      Elliott International         SALE           -500                 1.00
05/19/99       METROMEDIA INTL DEC 7.5 CALLS      Elliott International         SALE           -500                 2.06
06/17/99       METROMEDIA INTL DEC 7.5 CALLS      Elliott International         SALE           -250                 1.88
12/17/99       METROMEDIA INTL DEC 7.5 CALLS      Elliott International       PURCHASE         1250                 0.00
08/05/99        METROMEDIA INTL MAR 5 PUTS        Elliott International         SALE           -250                 0.63
09/23/99        METROMEDIA INTL MAR 5 PUTS        Elliott International         SALE           -550                 1.19
09/27/99        METROMEDIA INTL MAR 5 PUTS        Elliott International         SALE           -200                 1.13
11/05/99        METROMEDIA INTL MAR 5 PUTS        Elliott International         SALE           -250                 1.38
03/17/00        METROMEDIA INTL MAR 5 PUTS        Elliott International       PURCHASE         1250                 0.00
03/19/99        METROMEDIA INTL MAR 5 PUTS        Elliott International       PURCHASE         1050                 0.00
03/17/99       METROMEDIA INTL MAR 7.5 PUTS       Elliott International       PURCHASE          500                 1.75
06/18/99        METROMEDIA INTL JUN 5 PUTS        Elliott International       PURCHASE          950                 0.00
05/19/99       METROMEDIA INTL JUN 7.5 PUTS       Elliott International       PURCHASE          500                 0.63
04/27/00        METROMEDIA INTL SEPT 5 PUTS       Elliott International         SALE           -500                 1.13
09/18/00        METROMEDIA INTL SEPT 5 PUTS       Elliott International       PURCHASE          500                 1.10
03/17/99       METROMEDIA INTL SEPT 7.5 PUTS      Elliott International         SALE           -500                 2.44
09/20/99       METROMEDIA INTL SEPT 7.5 PUTS      Elliott International       PURCHASE          500                 2.41
05/19/99       METROMEDIA INTL DEC 7.5 PUTS       Elliott International         SALE           -500                 1.69
12/20/99       METROMEDIA INTL DEC 7.5 PUTS       Elliott International       PURCHASE          500                 1.66





Purchases and Sales of the Company's Common Stock
During the Past Two Years by
ROBERT A. G. MONKS and affiliated entities

-------- --------------------------------- -----------------------------------
Date                        Type of Transaction               Shares
========= ================================= ===================================
October 18, 2000            Purchase                     4,500 (Common Stock)
------------------------------------ ------ -----------------------------------


Purchases and Sales of the Company's Common Stock
During the Past Two Years by
JOHN P. M. HIGGINS

--------------------------- ------------------------- --------------------------
Date                        Type of Transaction       Shares
=========================== ========================= ==========================
October 18, 2000            Purchase                  4,500 (Common Stock)
--------------------------- ------------------------- --------------------------
December 22, 2000           Purchase                  1,000 (Preferred Stock)
--------------------------- ------------------------- --------------------------


Purchases and Sales of the Company's Common Stock
During the Past Two Years by
ROBERT B. HOLMES

-------------------------- ----------------------------- -----------------------
Date                       Type of Transaction           Shares
========================== ============================= =======================
========================== ============================= =======================
March 12, 2001             Purchase                      10,000 (Common Stock)
========================== ============================= =======================
========================== ============================= =======================
April 27, 2001             Purchase                      2,000 (Common Stock)
-------------------------- ----------------------------- -----------------------

Important



Your vote is important, regardless of the number of shares you own. Please vote as recommended by the Concerned Stockholders by taking these few easy steps:

(a) If your shares are registered in your own name(s), please sign, date and promptly mail the enclosed BLUE Proxy Card in the postage-paid envelope provided.

(b) If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE Proxy Card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and promptly mail the enclosed BLUE Proxy Card (or voting instruction form) you received from the brokerage firm, bank nominee or other institutions in whose name your shares are held in the postage-paid envelope provided. Please do so for each account you maintain. To ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE Proxy Card to be issued representing your shares.

(c) After signing the enclosed BLUE Proxy Card (or voting instructions form), do not sign or return any card (or form) sent to you by Metromedia's Board - not even as a vote of protest. Remember, only your latest dated card will count.

If you have any questions about voting your shares or require assistance, please call:

MACKENZIE PARTNERS, INC.
156 FIFTH AVENUE
NEW YORK, NEW YORK 10010
ATTN:  LAWRENCE E. DENNEDY

(212) 929-5239 (Collect)
or
CALL TOLL-FREE
1-800-322-2885

METROMEDIA  INTERNATIONAL GROUP, INC.

ANNUAL MEETING OF STOCKHOLDERS -                     , 2001
                                 --------------------

PROXY


     PROXY SOLICITED BY ELLIOTT ASSOCIATES, L.P. AND ELLIOTT INTERNATIONAL, L.P. IN OPPOSITION TO THE BOARD OF DIRECTORS OF METROMEDIA INTERNATIONAL GROUP, INC.

     The undersigned hereby appoints Nadav Manham and Richard Mansouri, and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock of Metromedia International Group, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company, scheduled to be held on , 2001, or any other stockholders' meeting held in lieu thereof (the "Annual Meeting"), and at any and all adjournments, postponements, rescheduling or continuations thereof.

     THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR THE ELECTION OF ROBERT A. G. MONKS, JOHN P. M. HIGGINS AND ROBERT B. HOLMES, IN FAVOR OF THE STOCKHOLDER PROPOSALS IN ITEMS 2 AND 3 AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, RESCHEDULINGS OR CONTINUATIONS THEREOF.

IMPORTANT - PLEASE SIGN AND DATE ON REVERSE

The Concerned Stockholders Recommend A Vote "For" Items 1, 2 AND 3.

1.  Election of Directors to be Chosen by the Holders of Common Stock:


|_|FOR the nominee listed below
                                         |_|WITHHOLD AUTHORITY
                                         to vote for the nominee listed below
ROBERT A. G. MONKS
|_|FOR the nominee listed below          |_|WITHHOLD AUTHORITY
                                         to vote for the nominee listed
                                                  below


JOHN P. M. HIGGINS

|_|FOR the nominee listed below



ROBERT B. HOLMES




PLEASE PROMPTLY SIGN, DATE AND MAIL THIS CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU HAVE ANY QUESTIONS, OR NEED ASSISTANCE, PLEASE CALL MACKENZIE PARTNERS, INC. AT 1-800-322-2855.

2.   Stockholder   Proposal   prohibiting  more  than  1  inside should
     director (the Independent Directors Proposal).

     |_|FOR            |_|AGAINST                |_|ABSTAIN


3. Stockholder Proposal granting certain stockholders the right to call meetings (the Stockholder Democracy Proposal)

     |_|FOR            |_|AGAINST                |_|ABSTAIN


        |_|WITHHOLD AUTHORITY
        to vote for the nominee listed
        below

The undersigned hereby acknowledges receipt of the Proxy Statement of Elliott Associates, L.P. and Elliott International, L.P.

Dated:                                               , 2001
      -----------------------------------------------


(Signature)


(Signature if held Jointly)

Title or Authority:

Please sign exactly as your name appears. Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. Corporate proxies should be signed by an authorized officer. If a partnership, please sign in Partnership name by an authorized person.







--------
1 See Metromedia International Group, Inc., Form 424B4 17 (Oct. 1, 1999).

2  See  Metromedia   International   Group,   Inc.,   Form  10-K  (Mar.  4,
1996)(discussing the Company's formal plan to sell Snapper, it stated that "[a]lthough the Company has received several proposals regarding a sale of Snapper, it has not reached an agreement in principle or entered into a definitive agreement.").

3  See  Metromedia   International   Group,   Inc.,  Form  10-K  (Mar.  31,
1997)(stating, "The Company has decided not to continue to pursue its previously adopted plan to dispose of Snapper[.]").

4  See  Metromedia   International   Group,   Inc.,  Form  10-K  (Mar.  20,
2000)(stating that Snapper, "has decided to align its product distribution directly through the independent dealer network channel.").

5 See Metromedia International Group's Snapper to Sell Products Through Wal-Mart Stores, Business Wire, September 19, 2000, available in LEXIS, Nexis Library, All News File (announcing that Snapper, Inc. had reached an agreement with Wal-Mart Stores, Inc. to sell Snapper products marking "a major change in Snapper's distribution focus.").

6 See Metromedia  International Group, Inc.,
Form 10-K (Mar. 4, 1996).

7 See, e.g.,  Metromedia  International  Group,  Inc.,  Form 10-K (Mar. 31,
2001).

8 See Metromedia International Group, Inc., Form 424B4 17 (Oct. 1, 1999).

9 Elliott has included as part of its beneficial ownership of Metromedia Common Stock the 1,700,850 shares of Common Stock beneficially owned by The Liverpool Limited Partnership, a Bermuda limited partnership ("Liverpool"). Liverpool is owned by Elliott Associates as a 99% Limited Partner and by Liverpool Associates, a Bermuda corporation ("Liverpool Associates"), as a 1% General Partner. Elliott Associates is the sole shareholder of Liverpool Associates.